UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

04 March 2015

Pearson plc ("Pearson" or the "Company")

Appointment of Coram Williams as a Chief Financial Officer

On 27 February 2015, Pearson announced that Coram Williams would join the Company as a Chief Financial Officer designate on July 1st, and succeed Robin Freestone as CFO on August 1st, when he will also replace Robin on the Pearson board as an executive director.

In accordance with LR 9.6.13, we provide the following confirmation regarding Mr Williams:

(1) Details of all directorships held by Mr Williams in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director:

         None

(2) Any unspent convictions in relation to indictable offences:

          None

(3)   Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its        creditors of any company where Mr Williams was an executive director at the time of, or within the 12 months preceding, such events:

        None

(4)   Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Williams was a partner at the time of, or within the 12 months preceding, such events:

        None

(5) Details of receiverships of any asset of Mr Williams or of a partnership of which Mr Williams was a partner at the time of, or within the 12 months preceding, such event:

        None

(6)   Details of any public criticisms of Mr Williams by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from         acting in the management or conduct of the affairs of any company:

         None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 4 March 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary